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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                              Commission File Number: 0-26040
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                         NOTIFICATION OF LATE FILING

  (Check One): / / Form 10-K    / / Form 11-K    / / Form 20-F    /X/ Form 10-Q

              / /  Form N-SAR

For Period Ended: October 31, 2000
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/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
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                       PART I.  REGISTRANT INFORMATION

Full name of registrant:   Computer Learning Centers, Inc.
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Former name, if applicable:

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Address of principal executive office (Street and number):
                             10021 Balls Ford Rd., Ste. 200
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City, State and Zip Code:    Manassas, VA 20109
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                      PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                            PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Computer Learning Centers, Inc. ("CLC" or the "Company") seeks relief pursuant to Rule 12b-25(b) to file a late Form 10-Q. The quarter Form 10-Q as of October 31, 2000 could not be filed without unreasonable effort or expense and the subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date of December 15, 2000.

     The Company's Form 10-Q could not be filed within the prescribed period as a result of a significant event which has just occured and as to which there are pending additional details to be finalized. The conclusion and culmination of this event described below will have substantial disclosure requirements in the Form 10-Q for the period ended October 31, 2000. Due to the significance of this event, the Company believes it should delay its filing to ensure full and complete disclosures in the quarterly Form 10-Q the period ended October 31, 2000.

     On December 11th, the Company received from the Department of Education ("ED") a Final Program Review Determination ("FPRD"), which asserts that the Company violated a provision of law governing the Title IV Federal student aid programs. As a result of this finding, ED asserts that the Company should be required to return a total of $187 million in funds received by the Company and its students since July 1, 1994 under the Title IV Federal student aid programs.

     Upon receipt of the FPRD, CLC management immediately requested a meeting to seek a resolution to this matter and on December 13, 2000, representatives of CLC met with senior ED and Department of Justice officials to initiate discussions. The Company needs additional time to complete disclosure of information related to the FPRD in the Form 10-Q for the period ended October 31, 2000.
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                         PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

   Mark M. Nasser                       (703)                  367 - 7000
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     (Name)                          (Area code)             (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no,
identify report(s).                                            /X/ Yes / / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               / / Yes /X/ No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       Computer Learning Centers, Inc.
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   12/15/00            By   /s/ MARK M. NASSER
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                           Vice President, Chief Financial
                           Officer and Secretary


          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).